UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number 1-11333
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KAYDON CORPORATION EMPLOYEE STOCK
OWNERSHIP AND THRIFT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KAYDON CORPORATION
315 E. EISENHOWER PARKWAY
SUITE 300
ANN ARBOR, MI 48108

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Index to Financial Statements and
Supplemental Schedule
December 31, 2010 and 2009 and
Year ended December 31, 2010
The following documents are attached hereto as exhibits:
In accordance with the instruction to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA”. As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Kaydon Corporation, as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Kaydon Corporation Employee Stock Ownership and Thrift Plan
Date: June 28, 2011

By:	/s/ Anthony T. Behrman
Anthony T. Behrman Vice President – Human Resources, On behalf of Kaydon Corporation as Plan Administrator

Audited Financial Statements
and Supplemental Schedule
Kaydon Corporation Employee Stock Ownership and Thrift Plan December 31, 2010 and 2009, and Year Ended December 31, 2010 With Report of Independent Registered Public Accounting Firm

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2010 and 2009, and
Year Ended December 31, 2010
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-14

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Kaydon Corporation Employee Stock
Ownership and Thrift Plan
We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 28, 2011

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Mutual Funds	$46,308,294	$—
Pooled separate accounts	—	18,685,508
Kaydon Corporation common stock	9,152,812	8,630,666
Guaranteed Income Fund	—	8,670,777

Total investments	55,461,106	35,986,951

Receivables
Notes receivable from participants	331,105	11,521
Employer contribution receivable	605,397	—
Other receivable	26,221	—
Dividend receivable	43,375	45,751

Total assets	56,467,204	36,044,223

Liabilities
Corrective distributions	6,504	107,157

Total liabilities	6,504	107,157

Net assets reflecting all investments at fair value	$56,460,700	$35,937,066

Net assets available for benefits	$56,460,700	$35,937,066

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statement of Changes in Net Assets Available for Benefits
For Year Ended December 31, 2010

Additions
Participant contributions	$3,501,080
Transfer in from ACE Controls, Inc. Employee Retirement Plan	6,999,434
Transfer in from Purafil, Inc. 401(k) Profit Sharing Plan	3,184,674
Transfer in from Avon Bearings Corporation 401(k) Profit Sharing Plan	3,162,580
Interest and dividend income on investments	1,149,801
Interest income on notes receivable from participants	16,366
Employer contributions	631,526

Total additions	18,645,461

Deductions
Benefit payments to participants	4,393,300
Administrative expenses	10,052

Total deductions	4,403,352

Net appreciation in fair value of investments	6,281,525

Net increase	20,523,634
Net assets available for benefits at beginning of year	35,937,066

Net assets available for benefits at end of year	$56,460,700

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009, and
Year Ended December 31, 2010
1. Description of Plan
The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. Effective June 1, 2010, all employees of Kaydon Corporation and its subsidiaries and affiliates (the “Company”), excluding employees of the collectively bargained group of Canfield Technologies Inc., and foreign subsidiaries are eligible to participate in the Plan (“eligible employees”) after meeting certain age and service requirements. Eligible employees are able to participate in the Plan as of the first administratively feasible payroll period following attainment of age 18 and completion of at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective June 1, 2010, the ACE Controls, Inc. Employee Retirement Plan, the Purafil, Inc. 401(k) Profit Sharing Plan and the Avon Bearings Corporation 401(k) Profit Sharing Plan were merged into the Plan. As a result, employees of ACE Controls, Inc., Purafil, Inc., and Avon Bearings Corporation are eligible to participate in the Plan on and after June 1, 2010.
Also effective June 1, 2010, the Plan’s trustee and recordkeeper was changed from Prudential Bank & Trust, FSB (“Prudential”) to Fidelity Management Trust Company (“Fidelity”).
The amended and restated Plan, which reflects the merger of the ACE Controls, Inc. Employee Retirement Plan, the Purafil, Inc. 401(k) Profit Sharing Plan and the Avon Bearings Corporation 401(k) Profit Sharing Plan into the Plan, and the change in trustee and recordkeeper, was filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K on June 7, 2010 and was submitted to the Internal Revenue Service (“IRS”) on January 28, 2011 for a letter of determination as to the continued tax-qualified status of the Plan.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Contributions
Participants may authorize the Company to make tax deferred elective contributions on their behalf of not less than 1% nor more than 50% of their compensation, subject to the limitations established by the Internal Revenue Code (the “Code”). The maximum allowable contribution for the year, including pre-tax employee contributions, employer matching, and discretionary profit sharing contributions, was the lesser of 100% of compensation or the applicable limit established by the Code.
The Company may make discretionary contributions to the Plan. During 2010 and 2009, the Company contributed a matching contribution equal to 25% of elective contributions, excluding catch-up contributions available to employees 50 years of age or older, to eligible employees at the following subsidiaries:
•	Canfield Technologies, Inc. based on compensation earned during all of 2010 and 2009;

•	Indiana Precision, Inc., based on compensation earned on or after January 4, 2010, and compensation earned on or before March 29, 2009; and

•	Tridan International, Inc., based on compensation earned on or before March 29, 2009.
For all other eligible employees, no employer matching contributions were made in 2010 and 2009.
Discretionary contributions receivable totaling $605,397 were a plan asset at December 31, 2010. These contributions were made to the plan in 2011.
In December 2010 a discretionary matching contribution program was authorized to begin effective January 1, 2011 for certain employees who were not already benefiting from an employer-funded retirement benefit.
Participant Accounts
Individual accounts are maintained for each participant to reflect the participants’ contributions, the employer contributions, investment earnings/losses, and administrative expenses. Investment earnings/losses are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the non-vested portion of employer contributions upon five consecutive breaks in service (a single break in service is defined as a Plan year during which a participant fails to complete 501 hours of service). Forfeited amounts are applied to reduce future employer contributions or to pay Plan administrative expenses.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Participants have a non-forfeitable right to their contributions and any earnings thereon. Any employer contributions vest over a six-year period — 10% after one year, 20% after two years, and 20% for each additional year to a maximum of 100%. Employees hired prior to June 1, 2010, who participated in the Purafil, Inc. or Avon Bearings Corporation 401(k) Profit Sharing Plans, vest in their employer contributions under the provisions of their prior plans. (4-year graded vesting for Purafil, Inc. and 5-year graded vesting for Avon Bearings Corporation 401(k) Profit Sharing plans). A participant who terminates employment due to death, disability, or normal retirement shall be 100% vested in any employer contributions.
Participant Loans
The 401(k) profit sharing plans of both Avon Bearings Corporation and Purafil, Inc. offered loans prior to their merger into the Plan. Loans existing prior to the merger were allowed to continue under their existing terms until repaid. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 10.5%.
In December, the Plan was amended to allow all participants to borrow from their 401(k) account effective January 1, 2011. Participants may borrow a minimum of $1,000 up to a maximum of 50% of the participant’s vested account balance (not to exceed $50,000, or such lesser amount as required by the Internal Revenue Code). The interest rate is determined quarterly and is equal to the prime rate (as published by Thomson Reuters) plus 1%.
Payment of Benefits
Participants may elect to have benefits paid via distribution of the Company’s common stock, cash or a combination thereof, subject to the provisions of the Plan. The payment date, unless postponed by the participant (or beneficiary in the case of a participant’s death), must be not later than sixty days after the end of the Plan year in which the participant attains age 65, retires, terminates or dies, contingent upon completion of the required distribution paperwork. Distributions for terminated and retired participants may be deferred until April 1st following the date the participant reaches the age of 70 1/2 if the value of the distribution exceeds $1,000. Active participants may continue to contribute into the Plan as long as they are employed by the Company. As described in the Plan, in certain hardship situations or upon attainment of age 59 1/2, participants may withdraw a portion of their account balance while actively employed.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to their account and is notified prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by a participant.
Plan Termination
Although it has not expressed the intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Expenses arising from termination would be allocated to the participants’ accounts in accordance with the Plan and the Code.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Reclassifications
Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants accrues at the prime rate plus one percent (certain loans existing prior to plan mergers bear interest at rates that range from 5.25% to 10.5%) and is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a benefit payment and the participant loan balance will be reduced and a benefit payment recorded.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Corrective Distributions
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding deduction from participant contributions in the statement of changes in net assets available for benefits. The Plan distributed the excess contributions made during 2010 to the applicable participants on March 15, 2011.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Administrative Expenses
Although not required to do so, the Company paid certain administrative expenses of the Plan during 2010. The remaining transaction expenses were paid for out of Plan assets by Prudential and Fidelity.
Investment Valuation
The Plan offers diversified investment options to its participants including mutual funds and Kaydon Corporation common stock. Prior to the transition to Fidelity, the Plan offered diversified investment options either through a guaranteed income fund, or as part of pooled separate accounts offered through Prudential. These options included fixed income investments, and investments in domestic and international equities. The significant investment strategies of the pooled separate accounts varied depending on the overall investment performance objective of each account.
The Plan’s investments are stated at fair value. All mutual fund investments and Kaydon common stock were valued at quoted market prices on the last business day of the Plan year. Prior to the transition to Fidelity, the Guaranteed Income Fund with an insurance company was stated at contract value which approximated fair value (Note 4). The fair values of participation units owned by the Plan in the pooled separate accounts were based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies held in the pooled separate accounts were valued at quoted market prices which represented the net asset values of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investments can be redeemed on a daily basis.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Guidance from the Financial Accounting Standards Board (the “FASB”) on fair value measurements includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:
Level 1 —	Inputs are quoted prices in active markets for identical assets or liabilities

Level 2 —	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 —	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

		Fair Value Measurement at December 31, 2010 Using:
	Total	Quoted Prices in	Significant
	Fair Value	Active Markets	Other	Significant
	Measurement at	for Identical	Observable	Unobservable
	December 31, 2010	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)

Mutual Funds:
Life Cycle Funds	$27,679,254	$27,679,254	—	—
Domestic Equity Funds	8,181,473	8,181,473	—	—
Bond Fund	4,865,099	4,865,099	—	—
Short Term Money Market	3,918,039	3,918,039	—	—
International Equity Fund	1,664,429	1,664,429	—	—
Kaydon Corporation common stock	9,152,812	9,152,812	—	—

Total investments at fair value	$55,461,106	$55,461,106	—	—

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)

		Fair Value Measurement at December 31, 2009 Using:
	Total	Quoted Prices in	Significant
	Fair Value	Active Markets	Other	Significant
	Measurement at	for Identical	Observable	Unobservable
	December 31, 2009	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)

Pooled separate accounts:
Equity Funds	$10,010,857	—	$10,010,857	—
Life Cycle Funds	3,351,458	—	—	$3,351,458
International Equity Funds	2,734,244	—	2,734,244	—
Bond Fund	1,851,409	—	—	1,851,409
Specialty Funds	737,540	—	737,540	—
Kaydon Corporation common stock	8,630,666	$8,630,666	—	—
Guaranteed Income Fund	8,670,777	—	—	8,670,777

Total investments at fair value	$35,986,951	$8,630,666	$13,482,641	$13,873,644

All investments held through Fidelity are publicly traded and are considered level 1 assets in the fair value hierarchy and include investments in mutual funds and Kaydon Corporation common stock. Prior to the transition to Fidelity, Level 2 assets included the Plan’s share of investments in certain pooled separate accounts principally invested in assets with quoted prices in active markets, and Level 3 assets included the Plan’s share of investments in certain pooled separate accounts which invested in various Prudential funds or bonds and the Guaranteed Income Fund. The fair values of Level 3 assets were not readily corroboratable by observable market data. Fair value for the pooled separate accounts was provided by Prudential and the Plan administrator compared a sample of underlying assets with quoted market sources.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

		Level 3 Assets
	Year Ended December 31, 2010
		Pooled Separate	Guaranteed
	Total Assets	Accounts	Income Fund

Balance, January 1, 2010	$13,873,644	$5,202,867	$8,670,777
Realized gains/(losses)	76,609	76,609	—
Interest	96,875	—	96,875
Purchases, sales, issuances and settlements, net	(14,047,128)	(5,279,476)	(8,767,652)

Balance, December 31, 2010	—	—	—

Realized gains/(losses) are included in net appreciation in fair value of investments and interest is included in interest and dividend income on investments of $96,471 and interest income on notes receivable from participants of $404 on the statement of changes in net assets available for benefits.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31,
	2010	2009

Kaydon Corporation common stock	$9,152,812	$8,630,660
T. Rowe Price Retirement 2020 Fund	6,543,439	—
T. Rowe Price Retirement 2025 Fund	5,364,700	—
Pimco Total Return Fund	4,865,099	—
T. Rowe Price Retirement 2015 Fund	4,427,062	—
T. Rowe Price Retirement 2030 Fund	4,216,253	—
Fidelity Retirement Government Money Market Fund	3,918,039	—
Guaranteed Income Fund	—	8,670,777
Large Cap Growth/Jennison Fund	—	3,600,533
Templeton Foreign Account	—	2,454,060
Turner Mid-Cap Growth Fund	—	2,441,837
High Grade Bond/GSAM Fund	—	1,851,409
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $6,281,525 as follows:

Net Realized and Unrealized
Appreciation in Fair Value of
Investments
Mutual Funds	$5,261,517
Pooled Separate Accounts	(187,466)
Kaydon Corporation common stock	1,207,474

$6,281,525

4. Guaranteed Income Fund
Prior to the transition to Fidelity, during early 2010 the Plan invested in the Guaranteed Income Fund offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”). The investment in this fund at December 31, 2009 was stated in accordance with applicable accounting guidance, which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. The guaranteed fund investment was recorded at contract value, as reported to the Plan by Prudential, which

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
4. Guaranteed Income Fund (continued)
represented contributions and reinvested income, less any withdrawals plus accrued interest, because this investment has fully benefit-responsive features. Contract value approximated fair value.
The Guaranteed Income Fund offered by PRIAC declared interest rates in advance for six-month periods. The crediting interest rate on this fund was 2.7% for January 1, 2010 through May 28, 2010. For all fully benefit-responsive investment contracts the average yield earned by the Plan, and the average yield earned and credited to participants, was 2.7% for 2010 and 3.0% for 2009. There were no reserves against contract values for credit risk of contract issues or otherwise. PRIAC had the contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the contract’s pool exceeded 10% of the pool’s balance as of January 1. PRIAC did not invoke this deferral provision in 2010 or 2009.
5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements at December 31, 2010	$56,460,700
Less dividends receivable at December 31, 2010	(43,375)

Net assets available for benefits per the Form 5500 at December 31, 2010	$56,417,325

Net assets available for benefits per the financial statements at December 31, 2009	$35,937,066
Less dividends receivable at December 31, 2009	(45,751)

Net assets available for benefits per the Form 5500 at December 31, 2009	$35,891,315

The following is a reconciliation of interest and dividends on investments per the financial statements to the Form 5500 for the year ended December 31, 2010:

Interest and dividends on investments paid to the Plan per the financial statements	$1,149,801
Add dividends receivable at December 31, 2009	45,751
Less dividends receivable at December 31, 2010	(43,375)

Interest and dividends on investments paid to the Plan per the Form 5500	$1,152,177

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. Related Party Transactions
The Plan holds units of mutual fund investments managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2010, the Plan received $171,695 in common stock dividends from the Company.
8. Tax Status
The Plan has received a determination letter from the IRS dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The amended and restated Plan which reflects the merger of certain other plans into the Plan, and the changes in trustee and recordkeeper effective June 1, 2010, was submitted to the IRS on January 28, 2011 for a determination letter. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
9. New Accounting Pronouncements and Recently Adopted Accounting Pronouncements
In January 2010, the FASB issued new guidance amending certain existing fair value disclosures and requiring a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance is effective for reporting periods beginning after December 15, 2009. The adoption of this guidance did not have and is not expected to have a material impact on the Plan. In May 2011, the FASB issued new accounting guidance to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards. In addition, the new guidance requires additional fair value disclosures. The guidance is to be applied prospectively and will be effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of this guidance will have on the Plan’s financial statements.
In September 2010, the FASB issued guidance which requires participant loans to be measured at their unpaid principal balance plus any accrued interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. The guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009. The adoption of this guidance did not have a material impact on the Plan.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
EIN #13-3186040               Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2010

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*Fidelity Investments Institutional Operations Company, Inc.
	T. Rowe Price Retirement 2020 Fund		$6,543,439
	T. Rowe Price Retirement 2025 Fund		5,364,700
	Pimco Total Return Fund		4,865,099
	T. Rowe Price Retirement 2015 Fund		4,427,062
	T. Rowe Price Retirement 2030 Fund		4,216,253
	Fidelity Retirement Government Money Market Fund		3,918,039
	T. Rowe Price Retirement 2010 Fund		2,744,150
	American Funds Growth Fund of America		2,068,250
	T. Rowe Price Small-Cap Value Fund		1,890,710
	Thornburg International Value Fund		1,664,429
	Prudential Jennison Small Company Fund		1,595,628
	Dodge & Cox Stock Fund		1,492,507
	T. Rowe Price Retirement 2035 Fund		1,273,638
	Fidelity Spartan 500 Index Fund		1,134,378
	T. Rowe Price Retirement 2040 Fund		1,081,987
	T. Rowe Price Retirement Income Fund		816,466
	T. Rowe Price Retirement 2045 Fund		607,719
	T. Rowe Price Retirement 2005 Fund		429,180
	T. Rowe Price Retirement 2050 Fund		109,848
	T. Rowe Price Retirement 2055 Fund		64,812

*Kaydon Corporation	Kaydon Corporation common stock		9,152,812

*Participant loans	Interest rates range from 5.25% to 10.50%, with various maturity dates	$—	331,105

			$55,792,211

*	Party-in-interest

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm